Taste Labs, Inc.



ANNUAL REPORT

833 Broadway, Floor 2

New York, NY 10003

0

https://www.taste.io/

This Annual Report is dated April 23, 2021.

BUSINESS

Taste Labs delivers personalized product reviews and recommendations. The business owns two recommendation platforms, one for digital media (Taste App), another for shopping (Autumn App).

On each platform, a user rates items (movies, shows, clothes, home decor) to establish their taste profile. Based on this input, the company's technology returns individualized product recommendations by correlating the preferences of millions users, connecting those with the most similar tastes. The company plans to generate revenue through, advertising, affiliate marketing, and marketing data intelligence.

Product Highlights
Taste's personalized rating system is 2.5x more accurate in predicting user preference when measured against generic rating systems (based on management estimation). Taste users rate and save 30x more than they do on category leaders, such as IMDB (based on management estimation), creating a network effect with higher data density. YoY Growth: 121K organic users in the past 12 mo. a +76% growth. RAOS reached 289%, a 6x growth compared to 2019, revenue per acquisition also up 48% in the last 12 months.

Competitive Advantages
Humanistic AI. Our algorithm connects like-minded users, so the experience is natural and

humanistic. The result feels like you're asking a good friend rather than a machine computation of cut-and-dry attributes.

Category Agnostic. We use the same set of algorithms and databases to handle items across categories making scaling cost-effective. This ability to scale and collect data creates a high entry barrier for competitors that are category-specific.

Not Creepy. Taste users are incentivized to rate, save, and dismiss items to get better recommendations. This leads to an increased amount of opted-in data that helps us serve more relevant sponsored content. We will achieve high ARPU from users' actual product preferences, rather than crawling their photos, personal messages, and browsing history.

Business Model
Lead-Generation. For every recommended item, there's a seller ready to spend their marketing budget to make the sale. Affiliate commissions range between 3-10% for digital media and 8-15% for retail. Taste Labs is currently developing the technology for conversion tracking and plans to open this revenue stream in 2021.

Marketing Data. Taste Labs' technology is built on top of dense user preference data. Such anonymous correlation data (e.g. people like X also likes Y) can be made available for market research and to built lookalike audiences.

Upcoming Features
Category Expansion . With movies and TV shows already launched, we will be releasing music, books, podcasts, and game recommendations in 2021. We've also released a platform for women's fashion in Q4 of 2020, with home and men's fashion coming in 2021. Also in development: food and drinks, travel and hotels, anime, comics, concerts/events, beer, liquor, & wine, recipes, gadgets, electronics, collectibles, gift ideas, baby & kids fashion, and pet products.

Single API / Single Profile . A single profile that predicts what book you will like based on the music you listen to and the restaurants you frequent. Our single API helps track preferences, bookmarks, and wishlists while you are browsing the web or in another app.

Merge Profiles. Merge Taste profiles with friends and your significant other to decide what to watch, what to do, and where to eat. Send recommendations to a friend and keep a joint "to-do-list" to keep track of your combined tastes.

Compare and Explore. Check compatibility with a date or a new friend. Interact with people who share your taste anywhere in the world, and with critics and celebrities.

Previous Offerings

Between 2020 and 2019, we sold $758,174 in Convertible Note under Regulation Crowdfunding.

Type of security sold: Convertible Note

Final amount sold: $758,174.00
Use of proceeds: Product development & marketing
Date: July 24, 2019
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue
There was no significant change in revenue between 2019 and 2020. Revenue in 2020 is considered nominal as management expects its long-term revenue to be based on affiliate & advertising, both requiring economy of scale and additional technology that's still being developed.

The company does not expect significant revenue growth until the additional categories (podcast, games, music, fashion, home decor) are fully released and when the affiliate and advertising technology has been fully implemented.

Marketing Expenses
Marketing & advertising expense was reduced to $16,847 in 2020. Marketing expense has remained a small portion of the overall expense as the return-on-investment is low before the products are fully matured.

G&A and Labor Expenses
General and labor expenses was reduced significantly in 2020 due to COVID and maturity of technology which no longer needed heavy investment. Expenditure on contractors (engineering, product design, data science) decreased from $384,936 in 2019 to $40,114 in 2020.

There was also a commission of $87,008 affiliated with the convertible note round raised in 2019.

Historical results and cash flows:

Engineering and technology development will remain the largest expense as the company is currently in a stage of early user adoption. Such R&D expense requires the company to acquire cash through investments. We expect this dependency to continue at least through 2021.

The company's focus for 2021 will be to develop a transactional revenue stream (making money directly off every recommendation that the user consumes or purchase) through the affiliate and commission model. Once this is achieved, a larger portion of the cash will be directed into marketing to acquire users and increase revenue.

The company has announced an additional round of CF funding in Q1 of 2021. As of March 31, 2021, the company has $141,571 of cash on hand.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $6,985.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Convertible Notes

Amount Owed: $758,174.00
Interest Rate: 6.0%
Maturity Date: June 14, 2021

The Company has issued several convertible notes totaling $758,174 (the "Notes") that bear a 6 percent interest rate per annum. The Notes are convertible into preferred or common shares of the Company and mature 24 months from the date of issuance. The principal and accrued but unpaid interest would be converted into shares upon a qualifying financing event with a 20 percent discount to the shares issued in that financing event and a $3,000,000 valuation cap.

Creditor: Founder Loan
Amount Owed: $5,965.96
Interest Rate: 0.0%
Maturity Date: No fixed date

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: John Lin

John Lin's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO
Dates of Service: January 08, 2018 - Present
Responsibilities: Oversees general operations. Founder shares, no additional equity compensation, $5K monthly salary.

Name: Justin Messina

Justin Messina's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CTO
Dates of Service: January 08, 2018 - Present
Responsibilities: Oversees all technical aspects of the company. Founder shares, no additional equity compensation, $5K monthly salary.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: John Lin
Amount and nature of Beneficial ownership: 3,000,000
Percent of class: 41.62

Title of class: Common Stock
Stockholder Name: Justin Messina
Amount and nature of Beneficial ownership: 3,000,000
Percent of class: 41.62

RELATED PARTY TRANSACTIONS

Name of Entity: Shareholders
Relationship to Company: shareholders
Nature / amount of interest in the transaction: Loans

Material Terms: Additionally, certain shareholders of the Company have provided an additional $5,966 in short-term loans for which no interest is charged and has no fixed maturity date.

OUR SECURITIES

Our authorized capital stock consists of 775,362 shares of common stock, par value $0.69 per share. As of Feb 15, 2021, 7,208,824 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2021.

Taste Labs, Inc.

By /s/ *John Lin*

      Name: <u>John Lin</u>

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS



COMPANY CERTIFIED FINANCIALS

I, John Lin, certify that the financial statements of Taste Labs, Inc. included in this Form are true and complete in all material respects.

John Lin, CEO
Taste Labs, Inc

April 10, 2021

Taste Labs, Inc

(Unaudited)

Profit and Loss Comparison
January - December 2020

	TOTAL	
	JAN - DEC 2020	JAN - DEC 2019 (PY)
Income		
Sales of Product Income	16,333.77	63,123.35
Total Income	**$16,333.77**	**$63,123.35**
GROSS PROFIT	**$16,333.77**	**$63,123.35**
Expenses		
Advertising & Marketing	16,846.71	55,696.87
Bank Charges & Fees	901.20	228.28
Commissions	0.00	87,008.75
Consulting Expense	18,000.00	0.00
Contractors	22,113.93	384,936.47
Donations	0.00	1,000.00
Dues and subscriptions	0.00	299.00
Insurance	1,313.74	5,964.40
Health Insurance	656.87	0.00
Total Insurance	**1,970.61**	**5,964.40**
Legal & Professional Services	5,401.00	8,933.98
Meals & Entertainment	14.14	987.44
Office Supplies & Software	2,287.56	5,625.02
Other Business Expenses	0.00	18,864.75
Rent & Lease	13,510.00	18,936.00
Software	760.10	0.00
Taxes & Licenses	1,073.21	450.00
Technology & Services	17,527.97	24,250.14
Telecommunication	2,448.65	1,936.43
Travel	250.46	3,567.03
Uncategorized Expense	0.00	1,170.25
Website	26.17	0.00
Total Expenses	**$103,131.71**	**$619,854.81**
NET OPERATING INCOME	**$ -86,797.94**	**$ -556,731.46**
Other Expenses		
Interest expense	45,490.14	0.00
Total Other Expenses	**$45,490.14**	**$0.00**
NET OTHER INCOME	**$ -45,490.14**	**$0.00**
NET INCOME	**$ -132,288.08**	**$ -556,731.46**


Taste Labs, Inc

Balance Sheet

As of December 31, 2020


	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	0.00
Citibank Business Checking	6,985.07
Total Checking	**6,985.07**
Funds receivable	0.00
Total Bank Accounts	**$6,985.07**
Accounts Receivable	
Accounts Receivable	45,250.00
Total Accounts Receivable	**$45,250.00**
Total Current Assets	**$52,235.07**
TOTAL ASSETS	**$52,235.07**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Accrued interest	49,428.14
Cash Advance (Shareholder)	2,881.96
Shareholder Loan-John	3,084.00
Total Cash Advance (Shareholder)	**5,965.96**
Total Other Current Liabilities	**$55,394.10**
Total Current Liabilities	**$55,394.10**
Long-Term Liabilities	
Notes Payable	758,173.51
Total Long-Term Liabilities	**$758,173.51**
Total Liabilities	**$813,567.61**
Equity	
Common Stock	600.00
Retained Earnings	-629,644.46
Net Income	-132,288.08
Total Equity	**$ -761,332.54**
TOTAL LIABILITIES AND EQUITY	**$52,235.07**

Taste Labs, Inc

Balance Sheet

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	0.00
Citibank Business Checking	86,949.01
Total Checking	**86,949.01**
Funds receivable	0.00
Total Bank Accounts	**$86,949.01**
Accounts Receivable	
Accounts Receivable	48,250.00
Total Accounts Receivable	**$48,250.00**
Total Current Assets	**$135,199.01**
TOTAL ASSETS	**$135,199.01**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Accrued interest	3,938.00
Cash Advance (Shareholder)	2,881.96
Total Other Current Liabilities	**$6,819.96**
Total Current Liabilities	**$6,819.96**
Long-Term Liabilities	
Notes Payable	757,423.51
Total Long-Term Liabilities	**$757,423.51**
Total Liabilities	**$764,243.47**
Equity	
Common Stock	600.00
Retained Earnings	-72,913.00
Net Income	-556,731.46
Total Equity	**$ -629,044.46**
TOTAL LIABILITIES AND EQUITY	**$135,199.01**

Taste Labs, Inc

Profit and Loss

January 2021

	TOTAL
Income	
Sales of Product Income	5,966.33
Total Income	**$5,966.33**
GROSS PROFIT	**$5,966.33**
Expenses	
Advertising & Marketing	53.88
Bank Charges & Fees	40.00
Office Supplies & Software	268.48
Software	279.53
Technology & Services	3,410.93
Telecommunication	208.27
Total Expenses	**$4,261.09**
NET OPERATING INCOME	**$1,705.24**
NET INCOME	**$1,705.24**

Taste Labs, Inc

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-132,288.08
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable	3,000.00
Accrued interest	45,490.14
Cash Advance (Shareholder):Shareholder Loan-John	3,084.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**51,574.14**
Net cash provided by operating activities	**$ -80,713.94**
FINANCING ACTIVITIES	
Notes Payable	750.00
Net cash provided by financing activities	**$750.00**
NET CASH INCREASE FOR PERIOD	**$ -79,963.94**
Cash at beginning of period	86,949.01
CASH AT END OF PERIOD	**$6,985.07**

Note: Convertible Notes (SeedInvest)
On July 24th, 2019 the company issued convertible notes as part of a Regulation CF based funding round, conducted via SeedInvest (SI Securities LLC.), and bearing an interest rate of 6%.

As of December 31, 2020, the total amount of convertible notes is $758,174.

CERTIFICATION

I, John Lin, Principal Executive Officer of Taste Labs, Inc., hereby certify that the financial statements of Taste Labs, Inc. included in this Report are true and complete in all material respects.

John Lin

Principal Executive Officer